**Exhibit 99.2**

**Registered Certificate No. 2**             **Covers 6,307,262,714 Debentures**
**"Series 1"**

## ISSUANCE OF REGISTERED DEBENTURES, MANDATORILY CONVERTIBLE INTO SHARES, OF GRUPO TELEVISA, S.A.B.

Value of this certificate ("Certificate"): $529,481,227.78

Total Amount of the Series 1 Debenture Issuance: $1,124,599,715.90
Total Amount of the Series 2 Debenture Issuance: $5,793,200,291.52
Total Amount of the Debenture Issuance: $6,917,800,007.42

Total Number of Series 1 Debentures: 13,396,406,679
Total Number of Series 2 Debentures: 589,824,809
Total Number of Debentures: 13,986,231,488

Grupo Televisa, S.A.B. (the "Issuer" or the "Company") issues this certificate in favor of Alfonso de Angoitia Noriega, in his capacity as debenture holder (the "Debenture Holder"), a Mexican national individual, with domicile at Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Mexico City, for the sum of $529,481,227.78 (five hundred twenty-nine million four hundred eighty-one thousand two hundred twenty-seven pesos 78/100 Mexican Pesos), an amount corresponding to the principal sum of the 6,307,262,714 (six billion three hundred seven million two hundred sixty-two thousand seven hundred fourteen) registered debentures, Series 1, with a par value of $0.08 (zero pesos 08/100 Mexican Pesos), each convertible into 6,307,262,714 (six billion three hundred seven million two hundred sixty-two thousand seven hundred fourteen) Series "A" registered shares, without par value, of the Issuer's capital stock, representing the Issuer's capital stock (the "Fully Paid Shares"), covered by this certificate (the "Series 1 Debentures"), which form part of the loan of the Issuer in a principal sum of $6,917,800,007.42 (six billion nine hundred seventeen million eight hundred thousand seven pesos 42/100 Mexican Pesos), represented by a total of 13,986,231,488 (thirteen billion nine hundred eighty-six million two hundred thirty-one thousand four hundred eighty-eight) registered debentures, convertible into shares representing the Issuer's capital stock, issued by the Issuer, pursuant to the debenture issuance deed contained in notarial deed No. 89,764, dated June 3, 2026, granted before Rafael Manuel Oliveros Lara, Notary Public No. 45 of Mexico City (the "Indenture").

The Issuer is a *sociedad anónima bursátil*, duly incorporated and existing under the laws of the United Mexican States, as evidenced by notarial deed No. 30,200 dated December 19, 1990, granted before Francisco Javier Mondragón Alarcón, Notary Public No. 73 of Mexico City, the first certified copy of which was registered with the Public Registry of Commerce of Mexico City under mercantile folio No. 142,164. The Issuer's registered domicile is in Mexico City, Mexico, and its principal corporate purpose consists, among others, of promoting, incorporating, establishing, organizing, managing and participating in the capital stock and patrimony of all types of commercial and civil companies, associations or industrial, commercial, service or other enterprises, both domestic and foreign, as well as acquiring, negotiating, safeguarding and disposing of all types of instruments, shares, bonds, debentures, rights and financial instruments, entering into all types of acts and agreements permitted under Mexican law, granting and receiving all types of guarantees, and in general carrying out all related or complementary acts necessary or convenient for the achievement of the foregoing purposes.

(a) By extraordinary general shareholders' meeting of the Issuer held on April 29, 2026 (the "Shareholders' Meeting"), the Issuer's shareholders resolved to approve the issuance of the Debentures in an amount of up to $7,200,000,000.00 M.N. (seven billion two hundred million pesos 00/100 Mexican Pesos), divided into (i) Series 1 Debentures and (ii) Series 2 Debentures, backed by up to 32,732,593,059 (thirty-two billion seven hundred thirty-two million five hundred ninety-three thousand fifty-nine) Series "A" shares, 15,316,437,114 (fifteen billion three hundred sixteen million four hundred thirty-seven thousand one hundred fourteen) Series "B" shares, 24,367,059,046 (twenty-four billion three hundred sixty-seven million fifty-nine thousand forty-six) Series "D" shares and 24,367,059,046 (twenty-four billion three hundred sixty-seven million fifty-nine thousand forty-six) Series "L" shares, all registered and without par value, to be held in the Issuer's treasury (the "Shareholders' Meeting Minutes").

(b) Pursuant to the terms approved at the Shareholders' Meeting, the Issuer resolved to determine the definitive terms and conditions of the issuance of the Debentures, including the issuance of (i) 13,396,406,679 (thirteen billion three hundred ninety-six million four hundred six thousand six hundred seventy-nine) Series 1 Debentures, with a par value of $0.08 (zero pesos 08/100 Mexican Pesos) each, convertible into 13,396,406,679 Series "A" shares representing the Issuer's capital stock, and (ii) 589,824,809 (five hundred eighty-nine million eight hundred twenty-four thousand eight hundred nine) Series 2 Debentures, with a par value of $9.82 (nine pesos 82/100 Mexican Pesos) each, convertible into 14,745,620,225 Series "A" shares, 12,976,145,798 Series "B" shares, 20,643,868,315 Series "D" shares and 20,643,868,315 Series "L" shares representing the Issuer's capital stock, which shall be contributed to the Issuer Trust to support the issuance of non-amortizable ordinary participation certificates identified as "TLEVISA CPO'S", issued by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, in its capacity as trustee of the Issuer Trust, the foregoing for a total amount of $6,917,800,007.42 (six billion nine hundred seventeen million eight hundred thousand seven pesos 42/100 Mexican Pesos).

***"ALL TERMS DEFINED IN THE INDENTURE ARE USED IN THIS CERTIFICATE WITH THE SAME MEANING ASSIGNED TO THEM IN THE INDENTURE ITSELF, UNLESS SPECIFICALLY DEFINED HEREIN IN A DIFFERENT MANNER".***

**DATE, PLACE AND TERM OF THE ISSUANCE.**

The issuance of the Series 1 Debentures was carried out in Mexico City, Mexico, on June 3, 2026. The term of this Series 1 Debenture issuance commences on the subscription date of the Series 1 Debentures, i.e., June 3, 2026, and shall conclude on the Maturity Date.

**BALANCE SHEET.**

Pursuant to the Issuer's balance sheet dated as of March 31, 2026, certified by C.P. Jorge Agustín Lutteroth Echegoyen, for the issuance of the Series 1 Debentures referred to in this Certificate, the Issuer has total assets of $226,422,435,000.00 M.N. (two hundred twenty-six billion four hundred twenty-two million four hundred thirty-five thousand pesos 00/100 Mexican Pesos), total liabilities of $122,082,750,000.00 M.N. (one hundred twenty-two billion eighty-two million seven hundred fifty thousand pesos 00/100 Mexican Pesos), and shareholders' equity of $104,339,685,000.00 M.N. (one hundred four billion three hundred thirty-nine million six hundred eighty-five thousand pesos 00/100 Mexican Pesos).

**INTEREST.**

The Series 1 Debentures shall not accrue interest of any type, whether ordinary, default interest or of any other nature, throughout their entire term.

Accordingly, the Debenture Holder shall only be entitled to receive the Fully Paid Shares, pursuant to the conversion provided for in this Certificate and the Indenture, without any obligation to pay interest or any other yield whatsoever.

**MANDATORY CONVERSION.**

(a) Subject to the provisions of subsection (b) below, the conversion of the Series 1 Debentures shall occur automatically and simultaneously (i) on the Maturity Date, or (ii) on the Early Conversion Date, without any prior notice being required from the Company or the Debenture Holder, pursuant to the terms set forth in subsection (b) below. In the scenario contemplated in subsection (ii) above, the conversion shall take effect on the date on which the event causing the Early Conversion Date occurs, without any declaration, instruction or additional act being required.

(b) Notwithstanding the foregoing and/or any contrary provision contained in this Certificate, even upon the arrival of the Maturity Date or the Early Conversion Date, as applicable, the effective conversion date of the Series 1 Debentures shall be automatically extended, without any notice, notification or authorization being required, to the date on which the respective Governmental Approvals are obtained. Accordingly, the Conversion for the relevant Debenture Holder shall take effect on the date on which the later of the following occurs: the Maturity Date or the Early Conversion Date, as applicable, and the date on which the Governmental Approvals are obtained and take effect. It being understood that, in the event that conversion may be carried out for certain Debenture Holders, the extension shall only apply to those Debenture Holders with respect to whom obtaining the Governmental Approvals is still pending, but not to those debenture holders who do not require, or have already obtained, the Governmental Approvals to receive their Fully Paid Shares.

(c) Any conversion carried out pursuant to the provisions of this Certificate shall be subject to the following:

(i) The Series 1 Debentures shall be converted, on the Maturity Date or the Early Conversion Date, as applicable, into the corresponding Series "A" Fully Paid Shares, in accordance with the provisions of this Certificate;

(ii) The Series 1 Debentures that are converted pursuant to the terms set forth in this Certificate shall be deemed converted into Series "A" Fully Paid Shares as of the Maturity Date or the Early Conversion Date, as applicable, with effect from such date, regardless of whether the actual delivery of the corresponding Series "A" Fully Paid Shares by the Company takes place after such date;

(iii) The delivery of the Series "A" Fully Paid Shares that are subject to conversion of the Series 1 Debentures pursuant to the terms set forth in this Certificate shall be effected by transfer by the Company, to the Debenture Holder's securities account at Indeval, of the number of Series "A" Fully Paid Shares required pursuant to the provisions of the Indenture, against delivery of this Series 1 Debentures Certificate to be converted;

(iv) The Common Representative shall prepare a minute recording the number of Debentures converted and the Series "A" Fully Paid Shares subject to conversion, which shall be signed by the Common Representative, the Secretary of the Company's Board of Directors, and by the corresponding Debenture Holder; and

(v) The conversion of the Debentures into Series "A" Fully Paid Shares shall automatically and irrevocably extinguish any obligation under the Debentures, without the Debenture Holder being entitled to receive any cash amount in connection therewith.

Upon receipt of the Series "A" Fully Paid Shares, the Debenture Holder undertakes, for a period of 360 (three hundred sixty) days as of the Maturity Date or the Early Conversion Date, as the case may be, not to, without the prior written consent of the Issuer, directly or indirectly: (i) offer, pledge, sell, contract to sell, offer or sell, enter into any option or sale contract, grant any option, right or warrant to sell, lend, dispose of or otherwise transfer the Series "A" Fully Paid Shares received; (ii) enter into any derivative financial transaction, swap, forward contract, hedge or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic benefit of ownership of the Series "A" Fully Paid Shares received, regardless of whether such transaction is settled by delivery of Series "A" Fully Paid Shares or other securities, in cash or in any other form; or (iii) publicly announce the intention to carry out any of the transactions described in the foregoing subsections.

**COMMON REPRESENTATIVE.**

(a)      The Common Representative of the Series 1 Debenture Holders shall be Alfonso de Angoitia Noriega, who has accepted such position and the rights and obligations arising therefrom, and has declared that he has verified the data contained in the Issuer's Balance Sheet.

(b)     The Common Representative shall have the rights and obligations derived from the LGTOC and the Indenture. For all matters not expressly provided for in the foregoing regulations and/or in the Indenture, the Common Representative shall convene the General Meeting of Debenture Holders.

(c)     The Common Representative shall appear together with the Issuer, when the Issuer so requests in writing, to formalize before a Notary Public the cancellation of such registrations, as applicable, in connection with the conversion of the Series 1 Debentures, so that total or partial cancellations that may legally be made in connection with the registration of the deed and its amendments, if any, are recorded in the Public Registry of Commerce of the Company's registered domicile. The fees, costs and expenses in connection with the foregoing shall be borne by the Issuer.

(d)     The Common Representative shall conclude its functions on the date on which the Debentures are (i) fully converted pursuant to the terms of this Certificate, or (ii) a substitute common representative has been appointed pursuant to applicable law. In any case, the Issuer shall pay the Common Representative any fees that remain unpaid and shall reimburse the expenses or disbursements incurred in the performance of its position.

(e)     The functions of the Common Representative include, by way of illustration and not limitation, the following:

1. The right to monitor compliance with the application of the net proceeds obtained by the Issuer from the Issuance;
2. To authorize with its signature this Certificate and any other document of the Issuance that must be executed, after verifying that the Debentures comply with all applicable legal provisions;
3. To exercise all actions or rights belonging to the group or to a portion of Debenture Holders in connection with the conversion of such Debentures, as well as all those required for the performance of the functions and duties referred to in Article 217 of the LGTOC, and to perform the respective conservatory acts;
4. To convene and preside over General Meetings of Debenture Holders, and to implement their resolutions;
5. To obtain from the Issuer the reports and data necessary for the exercise of its attributions;
6. To represent the Debenture Holders before the Issuer or before any competent authority;
7. To carry out the conversion process with the Issuer pursuant to the terms of the Indenture and this Certificate;
8. In general, to carry out all acts necessary to safeguard the rights of the Debenture Holders.

Each and every one of the acts carried out by the Common Representative on behalf of or for the account of the Debenture Holders, pursuant to the terms of the Certificates or applicable law, shall be binding upon, and shall be deemed accepted by, the Debenture Holders, except in cases where such acts are the result of fraud, bad faith or gross negligence of the Common Representative.

The Common Representative may be removed or replaced by resolution of the Meeting of Debenture Holders, it being understood that such removal shall only take effect as of the date on which a substitute Common Representative has been designated, has accepted the position and has taken office.

The Common Representative shall at no time be obligated to incur any expense, fee or amount from its own assets in order to carry out all the acts and functions that it may or must carry out pursuant to this Certificate or applicable law.

**JURISDICTION AND VENUE.**

The Indenture and this Certificate shall be interpreted in accordance with the provisions of the General Law of Credit Instruments and Transactions (*Ley General de Títulos y Operaciones de Crédito*), commercial laws and usages, and, on a supplementary basis, the provisions of the Federal Civil Code (*Código Civil Federal*). In the event of any dispute regarding their interpretation and performance, the Issuer submits to the jurisdiction of the competent federal courts in Mexico City, Mexico, waiving for such purpose any other jurisdiction that may correspond to it by reason of its present or future domicile.

*"THE CLAUSES OF THE INDENTURE ARE TRANSCRIBED BELOW IN THE EXCERPT OF THE INDENTURE THAT IS ATTACHED TO THIS CERTIFICATE AS AN INTEGRAL PART THEREOF".*

Mexico City, Mexico, June 3, 2026

[*SIGNATURE PAGE FOLLOWS*]

**THE ISSUER**

Grupo Televisa, S.A.B.

| | |
|---|---|
| /s/ Jorge Agustín Lutteroth Echegoyen | /s/ Dr. Luis Alejandro Bustos Olivares |
| By: C.P. Jorge Agustín Lutteroth Echegoyen | By: Dr. Luis Alejandro Bustos Olivares |
| Legal Representative | Legal Representative |

**COMMON REPRESENTATIVE OF THE DEBENTURE HOLDERS**

Alfonso de Angoitia Noriega

/s/ Alfonso de Angoitia Noriega

In his own right

**EXCERPT FROM THE INDENTURE**

**[To be included subsequently]**

# GRUPO TELEVISA, S.A.B.

INDENTURE
(ISSUANCE OF MANDATORILY CONVERTIBLE DEBENTURES)

## I. RECITALS AND REPRESENTATIONS

**GRUPO TELEVISA, S.A.B.**, represented by CARLOS JAVIER LUEVANOS ORTIZ DE ROSAS, represents and warrants the following:

**(a)** It is a *sociedad anónima bursátil*, duly incorporated and existing under the laws of the United Mexican States, with registered domicile in Mexico City, as evidenced by notarial deed No. 30,200, dated December 19, 1990, before Francisco Javier Mondragón Alarcón, Notary Public No. 73 of Mexico City, registered under Mercantile Folio No. 142,164 of the Public Registry of Commerce of this City, pursuant to a prior permit issued by the Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores) No. 050,174, File No. 09/31,248/90.

**(b)** The corporate purpose, as last amended in notarial deed No. 88,644, dated September 4, 2025, includes, among others: I. To promote, incorporate, establish, organize, manage and participate in the capital stock and patrimony of all types of commercial and civil companies, associations or enterprises, both domestic and foreign, as well as to participate in their management or liquidation. II. To purchase, sell, lease, exchange, encumber, manage all types of real property and to oversee assets that generate income or collect credits and interest. III. To carry out all types of acts and enter into all types of agreements and contracts permitted under Mexican law, both with private and public individuals and legal entities, including all types of trusts, and to obtain from them concessions, licenses, permits and authorizations directly or indirectly related to the Company’s corporate purposes. For the sole purpose of carrying out the activities described above, the Company may: a) Acquire, negotiate, safeguard and dispose of all types of instruments, shares, bonds, debentures, rights, assets, foreign currency, financial instruments, credit instruments, securities and partnership interests of commercial or civil companies or associations of any kind, both domestic and foreign, including granting or receiving guarantees related to the foregoing activities. b) Incur or extend loans, granting or receiving the corresponding guarantees, issue debentures with or without specific collateral, accept, draw, endorse and guarantee all types of credit instruments, and grant bonds or guarantees of any kind with respect to the obligations of the Company or instruments issued or accepted by third parties. c) Receive all types of specialized services or technical, administrative, audit, financial, accounting, legal, supervisory, organizational, marketing, research, development, engineering, cleaning, security, maintenance and other advisory services not related to the industrial or commercial activities of the Company, whether from Mexico or abroad. d) Produce, obtain, acquire, use, exploit, transfer, register or dispose of all types of patents, trademarks or trade names, franchises or industrial property rights, whether in Mexico or abroad. e) Produce, use and exploit works protectable under copyright and related rights, as well as acquire, exploit and transfer ownership of rights therein or carry out legal acts related thereto. f) Lease, sublease, take and give in loan for use, use, possess, acquire, purchase, sell,

build, repair, dispose of and operate under any legal title all types of equipment, warehouses, storage facilities, plants, offices, halls, premises and other establishments necessary or convenient for achieving the Company's purposes, including the acquisition and disposal of movable and immovable assets and real rights deemed indispensable and permitted by law. g) Represent natural or legal persons, domestic or foreign, both in Mexico and abroad, that are directly related to the Company's activities, and act as representative, agent, intermediary, broker, factor, consignee, agent or commission agent thereof. h) Obtain all types of financing or loans, with or without specific collateral, extend loans to commercial or civil companies in which the Company has a participating interest or business relationship, issue debentures and commercial paper, accept, draw, endorse or guarantee all types of credit instruments, and grant bonds or guarantees of any kind with respect to obligations or instruments issued or accepted by third parties with whom the Company has business relationships. i) Grant all types of guarantees and bonds with respect to obligations or credit instruments of companies in which the Company has an interest or participation, as well as of other companies or persons with which the Company has business relationships. j) In general, carry out or enter into all types of related, ancillary or complementary acts, agreements and transactions necessary or convenient for achieving the foregoing purposes.

**(c)** The bylaws of the Company expressly authorize GRUPO TELEVISA, SOCIEDAD ANÓNIMA BURSÁTIL to issue debentures.

**(d)** Once executed, this instrument shall be valid and enforceable in an unrestricted and unconditional manner against the Company in all its terms.

**(e)** The execution of this instrument has been authorized by all the corporate bodies required for such purpose.

**(f)** It has the authority necessary to execute this instrument and such authority has not been revoked, limited or modified in any manner, as evidenced in the authority section hereof.

**(g)** The Company is not subject to, or in the process of, any dissolution, liquidation, bankruptcy, suspension of payments or insolvency proceedings (*concurso mercantil*), and has no knowledge that any creditor of the Company has initiated or intends to initiate proceedings to that effect, pursuant to the Insolvency Law (*Ley de Concursos Mercantiles*).

**(h)** The execution of this instrument, the performance of the obligations arising therefrom and the carrying out of the acts contemplated herein, including, without limitation, any related acts: (i) do not constitute a breach by the Company of its obligations under any agreements and/or contracts to which it is a party or contemplated in any other instrument; (ii) will not entitle any third party to accelerate any obligation of the Company; (iii) do not constitute a violation of applicable law or of the bylaws of the Company; (iv) will not result in the creation of any encumbrance on the Company; and (v) will not entitle any third party to exercise any purchase or subscription option over shares representing the capital stock of the Company.

**(i)** The Company has a fixed authorized capital stock of $2,531,032,608.06 M.N. (two billion five hundred thirty-one million thirty-two thousand six hundred eight pesos 06/100 Mexican Pesos), represented by up to 437,404,946,522 (four hundred thirty-seven billion four hundred four million nine hundred forty-six thousand five hundred twenty-two) registered shares without par value, divided into four series as follows:

i)      Series "A" comprised of up to 151,346,706,434 (one hundred fifty-one billion three hundred forty-six million seven hundred six thousand four hundred thirty-four) ordinary shares;

ii)     Series "B" comprised of up to 70,198,644,806 (seventy billion one hundred ninety-eight million six hundred forty-four thousand eight hundred six) ordinary shares;

iii)    Series "D" comprised of up to 107,929,797,641 (one hundred seven billion nine hundred twenty-nine million seven hundred ninety-seven thousand six hundred forty-one) limited voting, preferred dividend shares issued pursuant to Article 113 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles); and

iv)     Series "L" comprised of up to 107,929,797,641 (one hundred seven billion nine hundred twenty-nine million seven hundred ninety-seven thousand six hundred forty-one) restricted voting and other restricted corporate rights shares.

Of which, 32,732,593,059 (thirty-two billion seven hundred thirty-two million five hundred ninety-three thousand fifty-nine) Series "A" shares; 15,316,437,114 (fifteen billion three hundred sixteen million four hundred thirty-seven thousand one hundred fourteen) Series "B" shares; 24,367,059,046 (twenty-four billion three hundred sixty-seven million fifty-nine thousand forty-six) Series "D" shares; and 24,367,059,046 (twenty-four billion three hundred sixty-seven million fifty-nine thousand forty-six) Series "L" shares are treasury shares that may be used to back the Debentures (the "Treasury Shares").

**(j)** All shares representing the capital stock of the Company are free and clear of all liens, purchase or sale rights, restrictions on title or encumbrances of any kind, or any other third-party rights; they have been duly issued, subscribed and fully paid (except for the Treasury Shares); there are no agreements of any type among existing shareholders and any person with respect to the purchase, sale or exercise of voting rights over any shares that would limit, restrict or diminish the rights derived therefrom; and no contributions to future capital increases have been recorded. There are no acts pending registration in the Company's share registry that could affect the representations made in this instrument.

## II. PURPOSE OF THE ISSUANCE

The issuance of: **(a)** the Series "1" (one) Debentures, registered and mandatorily convertible into shares representing the capital stock of the Company; and **(b)** the Series "2" (two) Debentures, registered and mandatorily convertible into shares representing the capital stock of the Company (the "Series "2" (two) Debentures" and, together with the Series "1" (one) Debentures, the "Debentures"), is intended to provide financing to the Company, which shall in turn use the proceeds for general corporate purposes, including strategic opportunities in the telecommunications sector, capital investments and repayment of liabilities, as approved by the Company from time to time.

## III. BALANCE SHEET FOR PURPOSES OF THE ISSUANCE

Pursuant to the Company's balance sheet as of March 31, 2026, certified by C.P. Jorge Agustín Lutteroth Echegoyen, the Company has total assets of $226,422,435,000.00 M.N. (two hundred twenty-six billion four hundred twenty-two million four hundred thirty-five thousand pesos 00/100 Mexican Pesos), total liabilities of $122,082,750,000.00 M.N. (one hundred twenty-two billion eighty-two million seven hundred fifty thousand pesos 00/100 Mexican Pesos), and shareholders' equity of $104,339,685,000.00 M.N. (one hundred four billion three hundred thirty-nine million six hundred eighty-five thousand pesos 00/100 Mexican Pesos). A copy of such balance sheet is attached as Exhibit "A" to this Indenture.

## IV. SHAREHOLDERS' RESOLUTION

At an Extraordinary General Shareholders' Meeting of GRUPO TELEVISA, SOCIEDAD ANÓNIMA BURSÁTIL, held in Mexico City at 6:30 p.m. on April 28, 2026, at which, among other resolutions, the shareholders resolved to **INCREASE THE AUTHORIZED CAPITAL STOCK OF THE COMPANY** from MXN$1,970,999,380.00 (one billion nine hundred seventy million nine hundred ninety-nine thousand three hundred eighty pesos Mexican Pesos) with the amount of MXN$60,033,228.06 (five hundred sixty million thirty-three thousand two hundred twenty-eight pesos 06/100 Mexican Pesos), resulting in a total capital stock of MXN$2,531,032,608.06 (two billion five hundred thirty-one million thirty-two thousand six hundred eight pesos 06/100 Mexican Pesos), **AMENDING** Article Sixth of the bylaws accordingly; and, further, to approve the **ISSUANCE OF MANDATORILY CONVERTIBLE DEBENTURES** (the "Shareholders' Resolution"), among other things, based on the Company's balance sheet referred to in Recital III above, consisting of: **(i)** 13,396,406,679 (thirteen billion three hundred ninety-six million four hundred six thousand six hundred seventy-nine) Series 1 (one) Debentures, with a par value of $0.08 (zero pesos 08/100 Mexican Pesos) each, convertible into Series "A" shares representing the capital stock of the Company, for a total value of $1,124,599,715.90 (one billion one hundred twenty-four million five hundred ninety-nine thousand seven hundred fifteen pesos 90/100 Mexican Pesos); and **(ii)** 589,824,809 (five hundred eighty-nine million eight hundred twenty-four thousand eight hundred nine) Series 2 (two) Debentures, with a par value of $9.82 (nine pesos 82/100 Mexican Pesos) each, convertible into Fully Paid Shares to be contributed to the Issuer Trust to back the delivery of CPOs, for a total value of $5,793,200,291.52 (five billion seven hundred ninety-three million two hundred thousand two hundred ninety-one pesos 52/100 Mexican Pesos), which, once subscribed, will represent at least 19.48% (nineteen point forty-eight percent) of the capital stock of the Company.

The foregoing Shareholders' Meeting was formalized in notarial deed No. 89,763, dated June 3, 2026, pending registration in the Public Registry of Commerce of this City due to its recent execution.

## V. BOARD OF DIRECTORS' RESOLUTION

By resolutions of the Board of Directors of the Company dated April 29, 2019, JORGE AGUSTÍN LUTTEROTH ECHEGOYEN and LUIS ALEJANDRO BUSTOS OLIVARES were granted the authority to execute, individually or jointly, the certificates representing the Debentures, as formalized in notarial instrument No. 26,918, dated June 20, 2019, before Manuel Enrique Oliveros Lara, Notary Public No. 100 of Mexico City.

## VI. SERIES 1 (ONE) DEBENTURE HOLDERS' COMMON REPRESENTATIVE

**Mr. ALFONSO DE ANGOITIA NORIEGA** represents and warrants that:

**(a)** He is a Mexican national individual, married under a separate property regime, with full legal capacity to contract. The Series 1 (one) Common Representative is duly authorized to act as common representative, to execute this Indenture and to perform his obligations hereunder.

**(b)** He is willing to render the services referred to in this Indenture and to represent the Series 1 (one) Debenture Holders pursuant to the terms and conditions set forth in this Indenture and the other documents related to the Issuance, and for such purpose has the necessary capacity, experience, resources and authorization, and to give the notices referred to in this Indenture.

**(c)** The performance of his obligations under this Indenture does not conflict with any law or contractual provision binding upon or affecting him, or any license or authorization received by him and applicable to him.

**(d)** He does not require any authorization or approval from any authority to execute this Indenture or to perform his obligations hereunder.

## VII. SERIES 2 (TWO) DEBENTURE HOLDERS' COMMON REPRESENTATIVE

**FINTECH TELECOMMUNICATIONS, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE**, through its representative, represents and warrants that:

**(a)** It is a company duly incorporated under the laws of the Grand Duchy of Luxembourg. The Series 2 (two) Common Representative is duly authorized to act as common representative, to execute this Indenture and to perform its obligations hereunder.

**(b)** It is willing to render the services referred to in this Indenture and to represent the Series 2 (two) Debenture Holders pursuant to the terms and conditions set forth in this Indenture and the other documents related to the Issuance, and for such purpose has the necessary capacity, experience, resources and authorization, and to give the notices referred to in this Indenture.

**(c)** The performance of its obligations under this Indenture does not conflict with its bylaws, any law or contractual provision binding upon or affecting it, or any license or authorization received by it and applicable to it, and its corporate purpose includes, in general, the rendering of the services covered by this Indenture.

**(d)** It does not require any authorization or approval from any authority to execute this Indenture or to perform its obligations hereunder.

**(e)** All necessary internal authorizations for the execution of this Indenture and the performance of its obligations hereunder have been duly granted.

**(f)** Its legal representative has sufficient authority to execute this Indenture on behalf and in representation of the Common Representative, as evidenced by notarial deed No. 72,019, dated May 13, 2026, before Patricio Garza Bandala, Notary Public No. 195, and such authority has not been revoked or limited as of the date of this Indenture.

This Indenture is governed by the provisions of the General Law of Credit Instruments and Transactions (*Ley General de Títulos y Operaciones de Crédito*, the "LGTOC"), and the following:

## C L A U S E S

**FIRST. DEFINITIONS.** As used in this Indenture, the following terms shall have the meanings set forth below (which shall be equally applicable to the singular and plural forms of such terms):

"Shares" means the shares representing the capital stock of the Company.

"Fully Paid Shares" means, at any time, the Treasury Shares that, as a result of the conversion of the Series 1 (one) Debentures and/or the Series 2 (two) Debentures, as applicable, have been fully and effectively subscribed, paid and released, pursuant to the terms of this Indenture.

"Treasury Shares" **(a)** the 13,396,406,679 (thirteen billion three hundred ninety-six million four hundred six thousand six hundred seventy-nine) Series "A" shares, registered and without par value, representing the capital stock of the Company, pending subscription and payment, held in the Company's treasury, which will be used to carry out the conversion of the Series 1 (one) Debentures into Series "A" shares; and **(b)** the 14,745,620,225 (fourteen billion seven hundred forty-five million six hundred twenty thousand two hundred twenty-five) Series "A" shares, 12,976,145,798 (twelve billion nine hundred seventy-six million one hundred forty-five thousand seven hundred ninety-eight) Series "B" shares, 20,643,868,315 (twenty billion six hundred forty-three million eight hundred sixty-eight thousand three hundred fifteen) Series "D" shares and 20,643,868,315 (twenty billion six hundred forty-three million eight hundred sixty-eight thousand three hundred fifteen) Series "L" shares, or the number of shares resulting from the application of any adjustments pursuant to the terms of this Indenture, all registered and without par value, representing the capital stock of the Company, pending subscription and payment, held in the Company's treasury, which will be used to carry out the conversion of the Series 2 (two) Debentures and which shall be contributed to the Issuer Trust to back the delivery of CPOs, pursuant to the terms of this Indenture.

"Indenture" means this indenture.

"Affiliate" means, with respect to any person, any individual or legal entity, trust, investment vehicle or any other entity with or without legal personality, regardless of the jurisdiction in which it is incorporated, that directly or indirectly controls, is under common control with, or is controlled by, such person. For purposes of the foregoing, "control" (including the terms "controls," "controlled by" and "under common control with") means the power, directly or indirectly, to direct or cause the direction of the management or policies of a person, whether through the ownership of securities, shares, partnership interests or similar instruments, by contract or otherwise.

"Shareholders' Meeting" has the meaning assigned to such term in Recital IV of this Indenture.

"Governmental Approvals" means any and all governmental authorizations required for, or in connection with, the conversion and delivery of the Treasury Shares or the CPOs to the Debenture Holders, including, without limitation, the authorization from the National Antitrust Commission (*Comisión Nacional Antimonopolio*) and the authorization from the Federal Communications Commission.

"CPO Trust Agreement" or "Issuer Trust" means trust agreement No. 914-0 (nine hundred fourteen-zero), established by the Company with Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, in its capacity as trustee, dated November 22, 1993, as amended and/or restated from time to time.

"CPOs" means the non-amortizable ordinary participation certificates identified as "TLEVISA CPO'S" issued by the Issuer Trust, backed by shares representing the capital stock of the Company, where each CPO represents 25 (twenty-five) Series "A" shares, 22 (twenty-two) Series "B" shares, 35 (thirty-five) Series "D" shares and 35 (thirty-five) Series "L" shares, all registered and without par value.

"Business Day" means any day of the year, other than Saturdays and Sundays, on which the principal offices of financial institutions located in Mexico City are open to the public for banking transactions, based on the calendar published by the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*).

"Issuance" means, collectively, the issuance of: (i) the Series 1 (one) Debentures authorized and subscribed by the Series 1 (one) Debenture Holders hereunder; and (ii) the Series 2 (two) Debentures authorized and subscribed by the Series 2 (two) Debenture Holders hereunder, pursuant to the terms of this Indenture.

"Maturity Date" means June 3, 2027.

"Early Conversion Date" means the date on which any of the following events occurs with respect to the Company: (i) the Company voluntarily files for insolvency proceedings (concurso mercantil) pursuant to the Insolvency Law (Ley de Concursos Mercantiles); (ii) a final and unappealable judgment is rendered by a competent authority declaring the Company insolvent (en concurso mercantil) or bankrupt (en quiebra); (iii) the Company resolves its dissolution or its liquidation is decreed; (iv) the Company admits in writing its general inability to pay its debts as they fall due; (v) the Company fails to comply with, or incurs an event of default under, any indenture, agreement or instrument relating to any payment of principal or interest in respect of any indebtedness the aggregate principal amount of which exceeds, individually or collectively, USD 100,000,000.00 (one hundred million United States Dollars 00/100) or its equivalent in any other currency; or (vi) the Company fails to pay, when due, any indebtedness or interest payment in respect of an obligation the aggregate principal amount of which exceeds, individually or collectively, USD 100,000,000.00 (one hundred million United States Dollars 00/100) or its equivalent in any other currency.

"Issuance Date" means, with respect to all Debentures, June 3, 2026.

"Indeval" means S.D. Indeval, Institución para el Depósito de Valores, Sociedad Anónima de Capital Variable.

"Mexico" means the United Mexican States.

"Debentures" means, collectively, the Series "1" (one) Debentures and the Series "2" (two) Debentures issued under this Indenture, totaling 13,986,231,488 (thirteen billion nine hundred eighty-six million two hundred thirty-one thousand four hundred eighty-eight) Debentures.

"Series 1 (one) Debentures" means the 13,396,406,679 (thirteen billion three hundred ninety-six million four hundred six thousand six hundred seventy-nine) registered debentures, with a par value of $0.08 (zero pesos 08/100 Mexican Pesos) each, each convertible into one Series "A" share, registered and without par value, representing the capital stock of the Company, or into the number of Series "A" shares resulting from the application of any adjustments pursuant to the terms of this Indenture and the provisions of Chapter V of Title I of the LGTOC.

"Series 2 (two) Debentures" means the 589,824,809 (five hundred eighty-nine million eight hundred twenty-four thousand eight hundred nine) registered debentures, with a par value of $9.82 (nine pesos 82/100 Mexican Pesos) each, each convertible into Fully Paid Shares to be contributed to the Issuer Trust to back one CPO, or into the number of Fully Paid Shares and, therefore, CPOs resulting from the application of any adjustments pursuant to the terms of this Indenture and the provisions of Chapter V of Title I of the LGTOC.

"Debenture Holder" or "Debenture Holders" means, as the context requires, the Series 1 (one) Debenture Holders and/or the Series 2 (two) Debenture Holders.

"Series 1 (one) Debenture Holders" means Emilio Fernando Azcárraga Jean, Alfonso de Angoitia Noriega and Bernardo Gómez Martínez.

"Series 2 (two) Debenture Holders" means FINTECH LATAM, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE and Eduardo Tricio Haro.

"Pesos" or "$" means the lawful currency of Mexico.

"Series 1 (one) Common Representative" means Mr. ALFONSO DE ANGOITIA

NORIEGA.

"Series 2 (two) Common Representative" means FINTECH TELECOMMUNICATIONS, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE.

"Common Representatives" means the Series 1 (one) Common Representative and the Series 2 (two) Common Representative.

"Company" *means Grupo Televisa, Sociedad Anónima Bursátil.*

"Certificate" or "Certificates" means the certificate or certificates representing the Debentures, pursuant to the terms of Clause Sixth of this Indenture.

**SECOND.   ISSUANCE OF DEBENTURES.**

**(A)** The Company, a *sociedad anónima bursátil*, incorporated under the laws of Mexico, with registered domicile in Mexico City, Mexico, hereby issues, subject to the terms and conditions set forth in this instrument, by unilateral declaration of will and in the form and pursuant to the terms of Chapter V of Title I of the LGTOC: (i)$13,396,406,679 (thirteen billion three hundred ninety-six million four hundred six thousand six hundred seventy-nine) Series 1 (one) Debentures, with a par value of $0.08 (zero pesos 08/100 Mexican Pesos) each, convertible into Series "A" shares representing the capital stock of the Company, for a total value of $1,124,599,715.90 (one billion one hundred twenty-four million five hundred ninety-nine thousand seven hundred fifteen pesos 90/100 Mexican Pesos); and (ii) 589,824,809 (five hundred eighty-nine million eight hundred twenty-four thousand eight hundred nine) Series 2 (two) Debentures, with a par value of $9.82 (nine pesos 82/100 Mexican Pesos) each, convertible into Fully Paid Shares to be contributed to the Issuer Trust to back the delivery of CPOs, for a total value of $5,793,200,291.52 (five billion seven hundred ninety-three million two hundred thousand two hundred ninety-one pesos 52/100 Mexican Pesos).

The Debentures hereby issued confer upon their holders equal rights and obligations and are being fully subscribed and paid for by the Debenture Holders.

**(B)** The Debenture Holders shall make payment for the Debentures they subscribe no later than within 30 (thirty) days following the Issuance Date.

**(C)** The issuance of the Debentures and the resulting increase in capital stock were approved by the Shareholders' Meeting.

**(D)** The Debentures are unsecured (*quirografarias*), and accordingly are not backed by any specific collateral.

**THIRD.   ISSUANCE   NAME.**   This   issuance   shall   be   designated "OBLIGACIONES.CONVERTIBLES.GTV.2026" (two thousand twenty-six).

**FOURTH. DATE, PLACE AND TERM OF THE ISSUANCE.** The issuance of the Debentures is carried out in Mexico City, Mexico, on June 3, 2026. The term of this

Issuance shall commence on June 3, 2026 and shall conclude on the Maturity Date.

**FIFTH.   USE OF PROCEEDS.** Pursuant to Article 212 of the LGTOC, the proceeds raised by the Company through the issuance of the Debentures shall be used for general corporate purposes, including strategic opportunities in the telecommunications sector, capital investments and repayment of liabilities.

**SIXTH.   CERTIFICATES.** The following provisions shall be applicable at all times to the Certificates representing the Debentures:

**(a)** Upon payment by the relevant Debenture Holder, the Company shall issue: (i) registered certificates representing one or more Series 1 (one) Debentures, and (ii) registered certificates representing one or more Series 2 (two) Debentures; all Certificates shall specify the number of Debentures they represent and include the requirements set forth in Article 210 and other applicable provisions of the LGTOC, and shall bear the autograph signature of any of the persons authorized for such purpose by the Board of Directors, as well as the signature of the relevant Common Representative. If multiple Certificates are issued, they shall be numbered progressively and each shall identify the Debentures it represents. The Certificates shall be physically delivered, upon written acknowledgment of receipt, by the Secretary of the Board of Directors of the Company to the corresponding Debenture Holder, pursuant to the authority conferred upon the Secretary of the Board of Directors by the Shareholders' Meeting and in accordance with the provisions of this Indenture.

**(b)** Conversion of the Debentures shall be effected against delivery of the Certificate itself.

**(c)** The Certificates shall set forth the grounds for early conversion under this Indenture.

**SEVENTH. PRIVATE PLACEMENT OF THE DEBENTURES.** Each and every one of the Debentures issued pursuant to this Indenture shall be privately placed in their entirety with the Debenture Holders. The Debentures shall not be subject to any public offering in any securities market, nor registered before any securities authority or regulatory body, whether in Mexico or abroad, and accordingly shall be privately placed by the Company in the manner set forth in this Indenture.

**EIGHTH. NEGATIVE AND AFFIRMATIVE COVENANTS OF THE COMPANY.** For so long as any Debentures remain outstanding, the Company shall not, without the prior authorization of the General Meetings of Debenture Holders of Series 1 (one) and Series 2 (two), carry out any of the following acts:

**1 (one). Merger; Spin-Off.** Not to spin off, nor merge into any other entity (where the Company is the absorbed entity).

**2 (two). Dissolution; Liquidation.** Not to proceed with or otherwise resolve its dissolution or liquidation.

**3 (three). Default.** Not to be in default under any other agreement entered into with any of the Debenture Holders.

**4 (four). Changes in the Nature of Business.** Not to make or permit any material change in the nature or line of its business, its corporate purpose, domicile and/or corporate name.

For so long as any Debentures remain outstanding, the Company undertakes to:

**1 (one).** Apply the net proceeds obtained from the Issuance to the purposes set forth in this Indenture.

**2 (two).** Maintain its existence as a going concern.

**3 (three).** Notify the Common Representatives in writing, within 10 (ten) Business Days following the date on which the Company becomes aware thereof, of any event constituting a default under the obligations arising from this Issuance.

**4 (four).** Provide the Common Representatives with all reports and information necessary for the exercise of their functions.

**5 (five).** Notify the Common Representatives in writing, as soon as the Company becomes aware thereof, of any event that results in a modification to the number of Treasury Shares.

**6 (six).** Maintain the assets necessary for the achievement of its corporate purposes.

**7 (seven).** Take all acts necessary so that the Treasury Shares and the CPOs representing such Treasury Shares may be delivered on the Conversion Date to the respective Debenture Holders.

**8 (eight).** Take all acts convenient or necessary to obtain the Governmental Approvals.

**NINTH. AMORTIZATION.** The Debentures shall not be subject to total or partial amortization under any circumstances. The Debentures shall only be converted pursuant to the terms of this Indenture.

**TENTH. INTEREST.** The Debentures shall not accrue interest of any type, whether ordinary, default interest or of any other nature, throughout their entire term.

Accordingly, the Debenture Holders shall only be entitled to receive the Fully Paid Shares and/or CPOs, as applicable, pursuant to the conversion provided for in this Indenture, without any obligation to pay interest or any other yield whatsoever.

**ELEVENTH.  MANDATORY CONVERSION.**

**(a)** Subject to the provisions of subsection (b) below, the conversion of the Series 1 (one) Debentures and the Series 2 (two) Debentures shall occur automatically and simultaneously (i) on the Maturity Date, or (ii) on the Early Conversion Date, without any prior notice being required from the Company or the Debenture Holder, pursuant to the terms set forth in subsection (c) below. In the scenario contemplated in subsection (ii) above, the conversion shall take effect on the date on which the event causing the Early

Conversion Date occurs, without any declaration, instruction or additional act being required.

**(b)** Notwithstanding the foregoing and/or any contrary provision contained in this Indenture, even upon the arrival of the Maturity Date or the Early Conversion Date, as applicable, the effective conversion date of the Series 1 (one) Debentures and the Series 2 (two) Debentures, as applicable, shall be automatically extended, without any notice, notification or authorization being required, to the date on which the respective Governmental Approvals are obtained. Accordingly, the conversion shall take effect on the date on which the later of the following occurs: the Maturity Date or the Early Conversion Date, as applicable, and the date on which the Governmental Approvals are obtained and take effect.

**(c)** Any conversion carried out pursuant to the provisions of this Clause shall be subject to the following:

(i) The Series 1 (one) Debentures shall be converted, on the Maturity Date or the Early Conversion Date, as applicable, into the corresponding Fully Paid Series "A" Shares, pursuant to the provisions of this Indenture;

(ii) The Series 2 (two) Debentures shall be converted, on the Maturity Date or the Early Conversion Date, as applicable, into Fully Paid Shares to be contributed to the Issuer Trust and back the CPOs provided for in this Indenture, entitling the relevant Debenture Holders to receive the CPOs;

(iii) The Series 1 (one) Debentures and the Series 2 (two) Debentures that are converted pursuant to the terms of this Clause shall be deemed converted into Fully Paid Series "A" Shares and Fully Paid CPOs, respectively, as of the Maturity Date or the Early Conversion Date, as applicable, with effect from such date, regardless of whether the actual delivery of the Fully Paid Series "A" Shares and the Fully Paid CPOs, as well as the Fully Paid Shares backing such CPOs, takes place after such date;

(iv) The delivery of the Fully Paid Series "A" Shares subject to conversion of the Series 1 (one) Debentures pursuant to the terms of this Clause shall be effected by the Company's transfer to the securities account of the corresponding Series 1 (one) Debenture Holder at Indeval of the number of Fully Paid Series "A" Shares required pursuant to the provisions of this Indenture, against delivery of the Series 1 (one) Debenture Certificates to be converted;

(v) The delivery of the Fully Paid CPOs backing the Fully Paid Shares subject to conversion of the Series 2 (two) Debentures pursuant to the terms of this Clause shall be effected by the Company's instruction to the effect that (A) the necessary Fully Paid Shares are transferred and credited to the securities account of the Issuer Trust at Indeval; and (B) the Issuer Trust issues and credits, by instruction of the Company, the corresponding Fully Paid CPOs to the securities account of the corresponding Series 2 (two) Debenture Holder at Indeval, in the number of Fully Paid CPOs required pursuant to the provisions of this Indenture, against delivery of the Series 2 (two) Debenture Certificates to be converted;

(vi) The relevant Common Representative shall prepare a minute recording the number of Debentures converted and the Fully Paid Series "A" Shares and Fully Paid CPOs (as well as the Fully Paid Shares underlying such Fully Paid CPOs), as the case may be, subject to the conversion, which shall be signed by the relevant Common Representative, the Secretary of the Company's Board of Directors, and by the corresponding Debenture Holder; and

(vii) The conversion of the Debentures into Fully Paid Series "A" Shares and/or Fully Paid CPOs, as applicable, shall automatically and irrevocably extinguish any obligation under the Debentures, without the Debenture Holders being entitled to receive any cash amount in connection therewith.

Upon receipt of the Fully Paid Series "A" Shares and/or the Fully Paid CPOs, as applicable, each Debenture Holder undertakes, for a period of 360 (three hundred sixty) days as of the Maturity Date or the Early Conversion Date, as the case may be, not to, without the prior written consent of the Company, directly or indirectly: (i) offer, pledge, sell, contract to sell, offer or sell, enter into any option or sale contract, grant any option, right or warrant to sell, lend, dispose of or otherwise transfer the Fully Paid Series "A" Shares and/or the Fully Paid CPOs received, as the case may be; (ii) enter into any derivative financial transaction, swap, forward contract, hedge or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic benefit of ownership of the Fully Paid Series "A" Shares and/or the Fully Paid CPOs received, regardless of whether such transaction is settled by delivery of the Fully Paid Series "A" Shares and/or the Fully Paid CPOs or other securities, in cash or in any other form; or (iii) publicly announce the intention to carry out any of the transactions described in the foregoing subsections.

**TWELFTH. CONVERSION PROCEDURE.** In order to carry out the conversion of the Debentures pursuant to Clause Eleventh of this Indenture, the Company hereby authorizes, through this Indenture, the Secretary of the Board of Directors, acting jointly with any other member of the Board of Directors, to take, on behalf and in representation of the Company, all acts necessary for the conversion of the Debentures and the delivery of the Fully Paid Shares and CPOs subject to the conversion to the respective Debenture Holder, including, by way of illustration and not limitation, the delivery of any instruction that, pursuant to the CPO Trust Agreement, must be delivered to the Issuer Trust for the delivery of the CPOs subject to conversion under this Indenture. The release of the Treasury Shares shall not require any corporate resolution.

The conversion of the Debentures is subject, in all cases, to the condition of obtaining all authorizations, including the Governmental Approvals, permits and other requirements that, under applicable law, are necessary for any of the Debenture Holders to become direct or indirect shareholders of the Company in the corresponding percentage. For such purpose, the Company undertakes to take all acts and provide all information and documentation necessary to obtain such authorizations, including the Governmental Approvals, permits and/or registrations required.

## THIRTEENTH.   CONVERSION ADJUSTMENTS.

The conversion of the Debentures shall be subject to adjustments from time to time, as provided below, it being understood that such adjustments shall be reflected in the number of Fully Paid Shares and/or CPOs to be received per Debenture:

**(a) Merger.** In the event that the Company merges with or into another company, or transfers or disposes of all or substantially all of its assets to any third party, the Debentures shall thereafter be deemed to represent the right to acquire the number and type of shares (including treasury shares), ordinary participation certificates, other securities or assets that would have been issued or distributable as a result of such consolidation, merger, transfer or disposition, with respect to the Treasury Shares and/or CPOs underlying the conversion immediately prior to such transaction.

**(b) Reclassification.** In the event that the Company, by means of reclassification or otherwise, modifies the Shares and/or CPOs into the same or a different number of securities of any class or classes that may be issued or outstanding, the Debentures shall thereafter be deemed to represent the right to acquire an adjusted number and type of such securities that would have been issued as a result of such change, with respect to the Treasury Shares and/or CPOs underlying the conversion immediately prior to such reclassification or other change.

**(c) Splits, Reverse Splits and Stock Dividends.** In the event that the Shares and/or CPOs are split (*split*) or reverse split (*split inverso*) into a greater or lesser number of securities, or if a stock dividend or distribution in shares and/or CPOs is paid, the number of Fully Paid Shares and/or CPOs to be received per Debenture shall be increased proportionally in the case of a split or stock dividend, or decreased proportionally in the case of a reverse split, in each case based on the ratio of the total number of Shares and/or CPOs outstanding immediately after such event to the total number outstanding immediately before such event.

In the event that any dividend or distribution in kind of Shares and/or CPOs is declared or paid prior to the conversion of the Debentures, at the time of conversion each Debenture Holder shall be entitled to receive, in addition to the corresponding Fully Paid Shares and/or CPOs, the assets or securities that such Debenture Holder would have received had it converted its Debentures immediately before the record date of the corresponding dividend in kind. For the avoidance of doubt, the Debentures shall not in any scenario confer any right to receive cash dividends.

## FOURTEENTH.   DEBENTURE HOLDERS' MEETINGS.

**(a)** The meeting of Debenture Holders shall represent the body of Debenture Holders and shall in all cases be governed by the provisions of this Indenture and the LGTOC. Its resolutions shall be binding upon all Debenture Holders, as applicable, including those who are absent or dissenting.

**(b)** The meeting of Debenture Holders shall convene whenever called by the relevant Common Representative. Debenture Holders representing at least 10% (ten percent) of the outstanding Debentures of the relevant series may request the relevant Common Representative to call the respective general meeting, specifying in their request the items to be addressed at such meeting. Without prejudice to the foregoing, the relevant Common Representative shall issue the notice so that the meeting is held within 10 (ten) calendar days as of the date on which it receives the request. The notice shall contain the date, time and venue of the meeting, the agenda and the signature of the relevant Common Representative. The Common Representatives shall not in any case meet such expenses from their own assets. The Company or the Debenture Holders requesting a call from the relevant Common Representative pursuant to the foregoing shall pay all publication expenses arising therefrom to the relevant Common Representative; the Company shall be responsible for covering the expenses and fees of the Common Representatives. If the relevant Common Representative fails to comply with this obligation, the first instance court of the Company's registered domicile shall, upon request of the requesting Debenture Holder(s), issue the notice for the meeting.

**(c)** The call of meetings of Debenture Holders shall be published at least once in the Official Gazette of the Federation (*Diario Oficial de la Federación*) and in one of the newspapers of widest circulation in the jurisdiction of the Company's registered domicile, at least 10 (ten) calendar days prior to the date of the meeting. For purposes of this section, the Company shall timely notify the Common Representatives of any change in its registered domicile so that the relevant Common Representative may issue the corresponding notice. The notice shall set forth the items to be addressed at the meeting.

**(d)** For a meeting of Debenture Holders to be considered legally convened and its resolutions to be valid, the requirements of Articles 219 and 220 of the LGTOC shall apply.

**(e)** To attend a meeting, Debenture Holders shall deposit their Certificates at the place designated in the meeting notice at least one day prior to the date on which the meeting is to be held. Debenture Holders may be represented at the meeting by an attorney-in-fact evidenced by a simple proxy letter signed before 2 (two) witnesses.

**(f)** Minutes shall be prepared for each meeting, signed by those who acted as chairman and secretary of the session. The attendance list, signed by the participants and the tellers, shall be attached to the minutes. The minutes, as well as the Certificates and other data and documents relating to the Issuance and the actions of the meetings or the relevant Common Representative, shall be kept by the relevant Common Representative and may at any time be consulted by the Debenture Holders, who shall have the right to request the relevant Common Representative to issue certified copies of such documents at their own expense.

**(g)** The meeting shall be chaired by the relevant Common Representative, and each Debenture Holder shall have as many votes as correspond to the Debentures of which it is the holder, computed at one vote per Debenture issued.

**(h)** Any meeting or resolution of Debenture Holders may be held or adopted without prior notice if the Debenture Holders representing all of the outstanding Debentures are present or represented at the time of voting. Likewise, resolutions adopted outside a meeting by unanimous consent of all holders of outstanding Debentures shall, for all legal purposes, have the same validity as if they had been approved at a meeting, provided they are confirmed in writing.

**(i)** Nothing in this Indenture shall limit or affect any rights that the Debenture Holders may have pursuant to Article 223 of the LGTOC.

**(j)** Meetings of Debenture Holders shall be held at the registered domicile of the relevant Common Representative and, if not possible, at the venue specified in the corresponding notice.

## FIFTEENTH.   COMMON REPRESENTATIVE.

**(a)** The Common Representative of the Series 1 (one) Debenture Holders shall be Mr. ALFONSO DE ANGOITIA NORIEGA, and the Common Representative of the Series 2 (two) Debenture Holders shall be FINTECH TELECOMMUNICATIONS, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE, through its representative, each of whom hereby accepts such position and the rights and obligations arising therefrom, and declares to have verified the data contained in the Company's Balance Sheet referred to in Recital III of this Indenture.

**(b)** The Common Representatives shall have the rights and obligations derived from the LGTOC and this Indenture. For all matters not expressly provided for in the foregoing regulations and/or in this Indenture, the Common Representatives shall convene the General Meeting of Debenture Holders.

**(c)** The Common Representatives shall appear together with the Company, when the Company so requests in writing, to record before a Notary Public the amounts paid by the Company and, as applicable, the cancellation of the relevant registrations in connection with the conversion of the Debentures pursuant to Clause Eleventh of this Indenture, so that total or partial cancellations that may legally be made in connection with the registration of this Indenture and its amendments, if any, are recorded in the Public Registry of Commerce of the Company's registered domicile. The fees, costs and expenses in connection with the foregoing shall be borne by the Company.

**(d)** The Common Representatives shall conclude their functions on the date on which the Debentures are: (i) fully converted pursuant to the terms of this Indenture; or (ii) a substitute common representative has been appointed pursuant to applicable law. In any case, the Company shall pay the Common Representatives any fees that remain unpaid and shall reimburse the expenses or disbursements incurred in the performance of their position.

**(e)** The functions of the Common Representatives include, by way of illustration and not limitation, the following:

**1 (one).** Each shall have the right to monitor compliance with the application of the net proceeds obtained by the Company from the Issuance;

**2 (two).** To authorize with their signature the Certificates and any other document of the

Issuance that must be executed, after verifying that the Debentures comply with all applicable legal provisions;

**3 (three).** To exercise all actions or rights belonging to the body or to a portion of Debenture Holders in connection with the conversion of such Debentures, as well as all those required for the performance of the functions and duties referred to in Article 217 of the LGTOC, and to perform the respective conservatory acts;

**4 (four).** To convene and preside over general meetings of Debenture Holders, or of the relevant Series, and to implement their resolutions;

**5 (five).** To obtain from the Company the reports and information necessary for the exercise of their functions;

**6 (six).** To represent the Debenture Holders of the relevant Series before the Company or before any competent authority;

**7 (seven).** To carry out the conversion process with the Company pursuant to the terms of this Indenture and the Certificates;

**8 (eight).** In general, to carry out all acts necessary to safeguard the rights of the Debenture Holders of the relevant Series.

Each and every one of the acts carried out by the Common Representative, on behalf of or for the account of the Debenture Holders of the relevant Series, pursuant to the terms of the Certificates or applicable law, shall be binding upon, and shall be deemed accepted by, the Debenture Holders of such Series, except in cases where such acts are the result of fraud, bad faith or gross negligence of the Common Representative.

The Common Representative may be removed or replaced by resolution of the relevant Meeting of Debenture Holders, it being understood that such removal shall only take effect as of the date on which a substitute Common Representative has been designated, has accepted the position and has taken office.

The Common Representative shall at no time be obligated to incur any expense, fee or amount from its own assets in order to carry out all the acts and functions that it may or must carry out pursuant to the Certificates or applicable law.

**SIXTEENTH. INDEMNIFICATION OF THE COMMON REPRESENTATIVE.**

**(A)** The Common Representatives waive any remuneration for the performance of their position.

**(B)** The Company shall indemnify and hold harmless the Common Representatives, their representatives, employees, attorneys-in-fact and other personnel, in the event of any claim, proceeding, lawsuit, demand, liability, loss, damage, fine, action or judgment brought, instituted, rendered or imposed by any person or competent authority against the relevant Common Representative, its representatives, directors, officers, employees, attorneys-in-fact and other personnel, or in connection with any acts performed by the Common Representative pursuant to the terms of the Issuance, unless such acts or omissions are the result of fraud, negligence or bad faith on the part of the relevant Common Representative, provided that such finding has been made in a final and unappealable judgment by a competent authority.

Likewise, the Company undertakes to pay or reimburse the Common Representatives, their representatives, employees, attorneys-in-fact and other personnel, any reasonable cost, expense or disbursement of any nature (including reasonable legal advisory and attorney fees) incurred, or any damage or loss suffered, in connection with any claim, lawsuit, proceeding, demand, liability, loss, damage, fine, action or judgment brought, rendered or imposed against the relevant Common Representative, its directors, representatives, officers, employees, attorneys-in-fact and other personnel, in connection with any acts performed by the relevant Common Representative pursuant to the terms of the Issuance, except in cases where fraud, negligence or bad faith of the relevant Common Representative has been determined, provided that such finding has been made in a final and unappealable judgment by a competent authority.

Likewise, the Company undertakes to pay or reimburse the Common Representatives, their representatives, employees, attorneys-in-fact and other personnel, any reasonable cost, expense or disbursement of any nature (including legal advisory and attorney fees) incurred, or any damage or loss suffered, in connection with any claim, lawsuit, proceeding, demand, liability, loss, damage, fine, action or judgment brought, rendered or imposed against the relevant Common Representative, its directors, officers, employees, attorneys-in-fact and other personnel, in connection with the acts or omissions of the Company that constitute a breach of the obligations of the relevant Common Representative under this Indenture and/or the other agreements and documents relating to the Issuance.

**SEVENTEENTH. DEBENTURE HOLDERS.** Pursuant to Articles 213 and 210 of the LGTOC, the domicile and nationality of the Debenture Holders are as follows:

**(a)**

| Series 1 (one) Debenture Holder | Domicile | Nationality |
|---|---|---|
| Emilio Fernando Azcárraga Jean | Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Mexico City. Attn: Emilio Fernando Azcárraga Jean | Mexican |
| Alfonso de Angoitia Noriega | Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Mexico City. Attn: Alfonso de Angoitia Noriega | Mexican |
| Bernardo Gómez Martínez | Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Mexico | Mexican |

| | City. Attn: Bernardo Gómez Martínez | |

**(b)**

| Series 2 (two) Debenture Holder | Domicile | Nationality |
|---|---|---|
| FINTECH LATAM, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE | 54 Rue Charles Martel, L-2134, Luxembourg. Attn: María de los Ángeles Padilla Zubiría | Luxembourg |
| Eduardo Tricio Haro | Blvd. de la Senda No. 317, Local 7, Colonia Residencial Senderos, Torreón, Coahuila C.P. 27018. Attn: Eduardo Tricio Haro | Mexican |

**EIGHTEENTH. SUBSTITUTION AND CANCELLATION OF CERTIFICATES.**

**(a)** Any Debenture Holder may request the Company, by written notice through the relevant Common Representative with at least 5 (five) Business Days' prior notice, to substitute such Certificate for Certificates that together represent all Debentures held by such Debenture Holder.

**(b)** If any Certificate of any Debenture Holder is mutilated, defaced, lost, stolen or destroyed, it may be replaced by the Company upon written request by the holder of the relevant Debenture through the relevant Common Representative, provided that in the case of mutilated or defaced Certificates, replacement shall only be made against delivery of the mutilated or defaced Certificate, and in the case of lost, stolen or destroyed Certificates, replacement shall only be made after all procedures established in the LGTOC have been completed.

**NINETEENTH. AMENDMENTS.** No modification of any term, condition or provision of this Indenture, and no consent or waiver with respect to any such term, condition or provision, shall be effective unless it is in writing and approved by the relevant Meeting of Debenture Holders or, in the case of consents or waivers, granted by the relevant Debenture Holder or Debenture Holders.

**TWENTIETH. TRANSFERS.**

The Debenture Holders may not, directly or indirectly, sell, assign or transfer in any form the Debentures held by them, without the prior written consent of the Company, except in favor of any Affiliate of the Debenture Holder.

The foregoing is understood on the basis that, in the scenario described above, the Affiliate shall be bound by all of the terms set forth in this Indenture, including the obligation to comply with the transfer restrictions, once the conversion of the Debentures has been effected, pursuant to the terms of Clause Eleventh hereof.

Any transfer made in contravention of the foregoing shall be null and void and shall produce no legal effect whatsoever.

**TWENTY-FIRST.   SHAREHOLDERS' MEETINGS OF THE COMPANY.** Whenever any of the following matters is to be addressed at a shareholders' meeting of the Company, the affirmative vote of all Debenture Holders of the relevant Series shall be required for such matters to be approved:

**a.** The dissolution of the Company;

**b.** The merger or spin-off of the Company (where the Company is the absorbed entity); and

**c.** The voluntary filing for insolvency proceedings (*concurso mercantil*) by the Company.

In the event that any of the foregoing matters is not approved pursuant to the terms of this Clause Twenty-First and is nonetheless carried out by the Company, the Debentures shall be automatically converted on an accelerated basis with effect immediately prior to the consummation of the relevant act.

**TWENTY-SECOND.   EXPENSES.** All expenses, fees, taxes, duties and, in general, all disbursements arising in connection with the preparation, execution, notarization and registration of this Indenture, as well as in connection with the issuance of the Debentures and their conversion, including, without limitation, expenses relating to the notarization and registration of this Indenture and the fees and expenses of the legal advisors representing the Debenture Holders in connection with the issuance of the Debentures, shall be borne by the Company.

**TWENTY-THIRD.   NOTICES AND DOMICILES.** For the exercise of all rights and the performance of all obligations arising under this Indenture, and for any notice that the parties wish to give in connection with this Indenture, the following domiciles are designated:

**(a)   THE COMPANY:**

Attn: Luis Alejandro Bustos Olivares

**(b)   THE SERIES 1 (ONE) COMMON REPRESENTATIVE:**

Mr. ALFONSO DE ANGOITIA NORIEGA
Attn: Alfonso de Angoitia Noriega

**(c)   THE SERIES 2 (TWO) COMMON REPRESENTATIVE:**

FINTECH TELECOMMUNICATIONS, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE
Attn: María de los Ángeles Padilla Zubiría

**(d) DEBENTURE HOLDER EMILIO FERNANDO AZCÁRRAGA JEAN:**

Attn: Emilio Fernando Azcárraga Jean

**(e) DEBENTURE HOLDER ALFONSO DE ANGOITIA NORIEGA:**

Attn: Alfonso de Angoitia Noriega

**(f) DEBENTURE HOLDER BERNARDO GÓMEZ MARTÍNEZ:**

Attn: Bernardo Gómez Martínez

**(g) DEBENTURE HOLDER FINTECH LATAM, SOCIÉTÉ À RESPONSABILITÉ LIMITÉE:**

Attn: María de los Ángeles Padilla Zubiría

**(h) DEBENTURE HOLDER EDUARDO TRICIO HARO:**

Attn: Eduardo Tricio Haro

Any change of domicile of the Company, any of the Common Representatives and/or any Debenture Holder with respect to those designated above shall be notified in writing to the other parties in order for such change to be fully effective. Notices made pursuant to the provisions of this Indenture may be delivered in person or by courier or first-class certified mail addressed to the corresponding party at the addresses set forth in this Clause.

**TWENTY-FOURTH. TAXES.** Each party shall be responsible for the payment of taxes applicable to it under applicable tax legislation.

**TWENTY-FIFTH. JURISDICTION AND VENUE.** This Indenture shall be interpreted in accordance with the provisions of the LGTOC, commercial laws and usages, and, on a supplementary basis, the provisions of the Federal Civil Code (*Código Civil Federal*). In the event of any dispute regarding its interpretation and performance, the Company submits to the jurisdiction of the courts located in Mexico City, Mexico, waiving for such purpose any other jurisdiction that may correspond to it by reason of its present or future domicile.

**TWENTY-SIXTH. EXHIBITS.** All documents attached as Exhibits to this Indenture form an integral part thereof and shall be deemed incorporated by reference in each place where reference is made to such Exhibits as if set forth in full at such place.

**TWENTY-SEVENTH. REGISTRATION.** This Indenture shall be registered in the Public Registry of Commerce. The parties hereto shall, as applicable, instruct the Notary Public before whom this instrument is executed to carry out the registration described in this Clause, it being understood that all expenses, fees and other costs arising from such registration shall be borne by the Company.